Exhibit 99.1

The Nielsen Company B.V.

Unaudited Quarterly Financial Data and Quarterly Covenant EBITDA

for Each of the Interim Periods in the Year Ended December 31, 2009, as Amended

The below tables present selected unaudited quarterly financial information previously presented in our Annual Report on Form 10-K as of December 31, 2009 and for the year then ended, as amended to correct for certain clerical errors.

Unaudited Quarterly Financial Data

(IN MILLIONS)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009
Revenues	$1,102	$1,182	$1,227	$1,297
Operating income/(loss)	112	172	(326)	158
Income/(loss) from continuing operations before income taxes and equity in net (loss)/income of affiliates	6	(43)	(534)	(29)
Discontinued operations, net of tax	(4)	4	(58)	(3)
Net income/(loss) attributable to The Nielsen Company B.V.	$4	$(9)	$(527)	$42

Effect of Discontinued Operations on Historical Covenant EBITDA

Under our senior secured credit facility, Covenant EBITDA related to any business classified as discontinued operations shall be excluded from the calculation in determining the Total Leverage Ratio and the Interest Coverage Ratio. As all prior periods have been restated to reflect the discontinued Publications portion of Business Media, quarterly Covenant EBITDA has been restated accordingly.

	Covenant EBITDA
	Three Months Ended				LTM
(in Millions)	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009
Income/(loss) from continuing operations	$9	$(13)	$(468)	$45	$(427)
Interest expense, net	159	149	166	163	637
Provision/(benefit) for income taxes	—	(25)	(99)	(71)	(195)
Depreciation and amortization	130	136	143	148	557

EBITDA	298	247	(258)	285	572
Non-cash charges	3	(6)	533	6	536
Unusual or non-recurring items	(48)	72	49	33	106
Restructuring charges and business optimization costs	8	8	(2)	58	72
Sponsor monitoring fee	3	3	3	3	12
Other	(4)	(7)	42	—	31

Covenant EBITDA accounting for discontinued operations	$260	$317	$367	$385	$1,329

Covenant EBITDA reported(1)	$257	$334	$357

(1)	As reported numbers for each of the three months periods ended March, June and September 2009 exclude the effect of discontinued operations.